EXHIBIT 21.01

SUBSIDIARIES OF THE COMPANY

Subsidiary Name	State or Country of Incorporation

Taian AGS Pipeline Construction Co. Ltd	China
The Pride Group (QLD) Pty Ltd	Australia
WPCS Asia Limited	China
WPCS Australia Pty Ltd	Australia
WPCS Incorporated	Pennsylvania
WPCS International – Brendale, Pty Ltd.	Australia
WPCS International – Hartford, Inc.	Connecticut
WPCS International – Lakewood, Inc.	New Jersey
WPCS International – Portland, Inc.	Oregon
WPCS International – Seattle, Inc.	Washington
WPCS International – Suisun City, Inc.	California
WPCS International – Trenton, Inc.	New Jersey